02050398

RECD S.E.C.
AUG 5 2002
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
8/5/02

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated: August 5, 2002

EPCOS AG

(Exact name of registrant as specified in its charter)

ST.-MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

PROCESSED
AUG 09 2002
THOMSON FINANCIAL

This Report on Form 6-K contains:

- Press Release with Third Quarter results dated July 31, 2002 (8 pages)

EPCOS

Electronic Parts and Components

Press Release For the Financial Press

July 31, 2002

EPCOS presents final figures for Q3 2002

- **New orders down after three quarters of stronger growth**
- **EPCOS adjusts to continuing uncertainty in market developments**
- **Cost-cutting program stepped up and extended**

Expectations of sustained growth that had been raised by double-digit growth rates for new orders during the previous three quarters did not materialize in Q3 2002. New projects were postponed by customers, price erosion abated less sharply than expected, and the overall business climate in EPCOS' European home market deteriorated.

In the third quarter of fiscal 2002 (April 1 to June 30, 2002), **new orders** thus fell 5% quarter on quarter from Euro 332 million to Euro 316 million. **Sales** slipped 3% from Euro 338 million to Euro 329 million, and **EBIT** (earnings before interest and tax) amounted to minus Euro 16 million versus plus Euro 3 million in the previous quarter.

In Europe in particular, which still accounts for about two-thirds of EPCOS' sales, there was a decline in business. This was most pronounced in Germany, where new orders fell 26% and sales were down 10% quarter on quarter. Business in the NAFTA region remained stable, while Asia posted renewed growth of 12% in new orders and 15% in sales.

The decline in new orders from the European automotive electronics and telecommunications industries was huge in Q3 2002. The mobile phones business, following a trend toward low-end terminals and dogged by price pressure, likewise declined.

The principal causes of negative EBIT amounting to minus Euro 16 million were:

- price erosion of 4 to 5% since the previous quarter,
- foreign exchange losses of Euro 7.6 million, which mainly resulted from severe devaluation of the Brazilian real,
- costs of relocation of manufacturing operations resulting from lower yields and productivity during startup phases, and
- higher startup costs for promising future projects for telecommunications (ceramic modules) and automotive electronics (piezo actuators).

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
81669 München
Germany
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS **008-3107-02e**

Net income for Q3 2002 amounted to minus Euro 9 million versus plus Euro 1 million in the previous quarter, while **earnings per share** were minus 14 eurocents against plus 2 eurocents in Q2.

In all business segments, extra action programs were launched that will bring about significant cost reductions in the next few months.

"So that we can make a rapid and sustained return to profitability, we have significantly stepped up and extended once again the cost-cutting program launched in early 2001. In addition to savings of Euro 160 million, which we are sure of realizing in the current fiscal year, we will make similar improvements again in fiscal 2003", said President and CEO Gerhard Pegam.

Business segments

In **Capacitors**, new orders of Euro 106 million remained more or less constant against the previous quarter's Euro 107 million. Sales fell 9% from Euro 117 million to Euro 107 million during the same period. Tantalum capacitors and inductors in particular were hit by the slump in telecommunications. Higher startup costs from relocation of production impacted earnings in film capacitors. Negative EBIT of minus Euro 7 million was additionally caused by lower volume, persistent price erosion and devaluation of the Brazilian real.

In **Ceramic Components**, new orders fell 8% quarter on quarter from Euro 105 million to Euro 97 million. This segment was hit particularly hard by the declining demand in mobile phones for microwave ceramic products. Sales rose 7% sequentially from Euro 96 million to Euro 102 million. This growth was stimulated by strong demand for ceramic components for domestic appliances and automotive electronics. Negative EBIT of minus Euro 4 million reflects startup costs for promising future projects such as ceramic modules and piezo actuators. Comprehensive measures were introduced in both fields for sustained improvement of earnings. Ceramic modules and piezo actuators – both promising products in which EPCOS is at the leading edge – will generate significant growth in the future.

In **Surface Acoustic Wave (SAW) Components**, new orders fell again after the soccer world cup ended. SAW components filter frequencies in TV sets and mobile phones, for example, and are thus key components of these mass products. The mobile phones business still lacks attractive new features and services which could do much for recovery in sales. Although new applications such as Bluetooth and wireless local area networks are in the ascendant, they are currently doing little to revive business.

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
81669 München
Germany
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Slight setbacks had to be accepted against the previous quarter in both new orders and sales. Whereas new orders slipped 4% from Euro 98 million to Euro 95 million, sales fell 5% from Euro 107 million to Euro 101 million. Persistent price erosion, declining sales and foreign exchange losses caused EBIT to fall from Euro 6 million to Euro 2 million.

As next-generation mobile phones are introduced and open up new services and functions, substantial revival of what remains a significant growth industry can be expected in the years to come. EPCOS is a world market leader in these technologies as well.

In the **Ferrites** segment, new orders fell 13% from the previous quarter's Euro 22 million to Euro 19 million. Sales, at Euro 19 million, remained unchanged over the previous quarter's figure. The continuing crisis in wireline telecommunications was the cause of this persistently sluggish business. This continues to be reflected in very low utilization of production capacity and enormous price erosion. In addition, this segment is still feeling the impact of relocation costs. These are the major causes of negative EBIT of minus Euro 8 million for Q3 2002. All relocation measures planned will be completed by the end of this calendar year, so that a low-cost manufacturing basis will be created at the segment's principal manufacturing facilities at Šumperk, Czech Republic, and Kalyani, India, during the 2003 calendar year.

Outlook

In view of persistent difficulties in the economic environment, extra cost-cutting and restructuring measures are being taken in all segments. Restructuring is expected to result in one-time charges of about Euro 30 million in Q4 2002, but make a sustained improvement to EPCOS' cost structure in the next fiscal year. Write-downs for production machinery will account for about a third of restructuring costs, expenses for personnel adjustment for the other two-thirds. Some 300 employees in Europe will be affected in 2003.

In view of the latest order trends, EPCOS today assumes that business will continue to stagnate for the time being. Here too, price erosion – albeit declining – must be anticipated.

"EPCOS will therefore tailor its cost structure to deliver positive results even against a background of sustained economic difficulties", said Gerhard Pegam.

Corporate
Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
81669 München
Germany
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS **008-3107-02e**

EPCOS

Electronic Parts and Components

Press Release For the Financial Press

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS supplies some 40 000 different products to more than 15 000 customers worldwide and operates design, manufacturing and marketing facilities in Europe, the Americas and Asia Pacific. Business fields in which EPCOS is the world's leading vendor account for about half of sales. EPCOS is one of the few global players to cover virtually the entire spectrum of passive electronic components, offering customers one-stop shopping for all their needs.

In fiscal 2001, EPCOS posted net income of Euro 149 million on sales of Euro 1.91 billion. At September 30, 2001, the company employed some 13 000 people worldwide.

Passive electronic components are found in every electrical and electronic product – from telecommunications through automotive and industrial applications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2001.

Information on live transmission of conference call

On July 31, 2002, the Management Board of EPCOS will inform analysts and investors of business performance in the third quarter of fiscal 2002 in a conference call starting at 4 p.m., Central European Time, 10 a.m., US Eastern Standard Time. This can be heard live at the EPCOS website (www.epcos.com/conferencecall). A transcript of the conference call will be available for downloading from 5 p.m. (CET).

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
81669 München
Germany
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS **008-3107-02e**

EPCOS

Electronic Parts and Components

Key figures 3rd Quarter and 9 Months ended June 30, 2002

(unaudited)

Orders received	3rd Quarter	+/-	3rd Quarter	9 Months ended	+/-	9 Months ended
euro mn	**2002**	%	2001	**2002**	%	2001
Capacitors	**106**	122	48	**294**	-35	449
Ceramic Components	**97**	41	69	**284**	-21	360
SAW Components	**95**	168	35	**289**	4	276
Ferrites	**19**		2	**56**	-19	70
Consolidation	***0***		*-1*	***-1***		*-2*
EPCOS Group	**316**	**107**	**153**	**922**	**-20**	**1153**

Net sales	3rd Quarter	+/-	3rd Quarter	9 Months ended	+/-	9 Months ended
euro mn	**2002**	%	2001	**2002**	%	2001
Capacitors	**107**	-33	160	**320**	-38	518
Ceramic Components	**102**	-23	133	**287**	-37	453
SAW Components	**101**	-3	105	**323**	-27	444
Ferrites	**19**	-55	43	**57**	-57	131
Consolidation	***0***		*0*	***-1***		*-2*
EPCOS Group	**329**	**-25**	**440**	**985**	**-36**	**1544**

EBIT	3rd Quarter	+/-	3rd Quarter	9 Months ended	+/-	9 Months ended
euro mn	**2002**	%	2001	**2002**	%	2001
Capacitors	**-6.9**		29.3	**-3.4**		108.1
Ceramic Components	**-3.7**		13.6	**-3.4**		80.8
SAW Components	**1.7**		-10.9	**20.4**		62.4
Ferrites	**-7.5**		2.0	**-21.4**		8.9
EPCOS Group	**-16.4**		**34.0**	**-7.8**		**260.2**

EBIT, % of sales	3rd Quarter		3rd Quarter	9 Months ended		9 Months ended
	2002	%	2001	**2002**	%	2001
Capacitors	**-6.5**		18.3	**-1.1**		20.9
Ceramic Components	**-3.6**		10.3	**-1.2**		17.8
SAW Components	**1.7**		-10.4	**6.3**		14.1
Ferrites	**-39.1**		4.7	**-37.6**		6.8
EPCOS Group	**-5.0**		**7.7**	**-0.8**		**16.9**

Capex	3rd Quarter	+/-	3rd Quarter	9 Months ended	+/-	9 Months ended
euro mn	**2002**	%	2001	**2002**	%	2001
Capacitors	**7**	-66	22	**32**	-45	58
Ceramic Components	**5**	-73	19	**21**	-68	68
SAW Components	**6**	-50	12	**29**	-75	116
Ferrites	**4**	-16	5	**9**	-48	16
Consolidation			*1*	***3***		*3*
EPCOS Group	**23**	**-61**	**58**	**94**	**-64**	**261**

Net income	3rd Quarter	+/-	3rd Quarter	9 Months ended	+/-	9 Months ended
euro mn	**2002**	%	2001	**2002**	%	2001
EPCOS Group	**-9.3**		**22.2**	**-4.0**		**174.1**

(Annex to press information July 31, 2002)

EPCOS

Electronic Parts and Components

EPCOS Statement of income, 3rd Quarter and 9 Months ended June 30, 2002

(unaudited) (euro in thousands, except share and per share data)

	3rd Quarter		9 Months ended	
	Jun 30, 2002	Jun 30, 2001	**Jun 30, 2002**	Jun 30, 2001
Total net sales	**328,919**	439,618	**985,415**	1,544,103
% Change vs. Previous year	***-25.2%***	*-11.3%*	***-36.2%***	*18.2%*
Cost of goods sold	**279,181**	343,744	**818,873**	1,094,984
Gross profit	**49,738**	95,874	**166,542**	449,119
% of sales	***15.1%***	*21.8%*	***16.9%***	*29.1%*
Research and development expenses	**22,835**	25,097	**71,126**	65,771
Marketing and selling expenses	**33,070**	38,465	**100,429**	111,173
General and adminstrative expenses	**2,707**	3,904	**9,904**	12,754
Operating income	**-8,874**	28,408	**-14,917**	259,421
Interest income (-expense), net	**-1,711**	-1,471	**-4,398**	-2,540
Other income, net	**-7,547**	5,669	**7,076**	806
Income before income taxes and minority interest	**-18,132**	32,606	**-12,239**	257,687
Provision for income taxes	**8,520**	-10,434	**7,986**	-83,045
Minority interest	**281**	19	**266**	-540
Net income	**-9,331**	22,191	**-3,987**	174,102
% of sales	***-2.8%***	*5.0%*	***-0.4%***	*11.3%*
% Change vs. Previous year		*-66.4%*		*10.2%*
Net income per share basic	**-0.14**	0.34	**-0.06**	2.67
Weighted average number of shares basic	**65,292,457**	65,299,703	**65,292,366**	65,285,996

(Annex to press information July 31, 2002)

EPCOS

Electronic Parts and Components

Balance Sheet

(unaudited)

euro in thousands

	Jun 30, 2002	Sep 30, 2001
Assets		
Cash and cash equivalents	28,028	37,734
Accounts receivable, net	201,658	233,807
Inventories, net	234,396	237,843
Prepaid expenses and other current assets	57,206	43,335
Deferred income taxes	15,927	13,682
Total current assets	**537,215**	**566,401**
Property, plant and equipment, net	755,263	802,803
Intangible assets, net	34,168	24,879
Deferred income taxes	30,170	7,113
Other assets	17,864	16,540
Non-current assets	**837,465**	**851,335**
Total assets	**1,374,680**	**1,417,736**

Liabilities and Shareholder's Equity		
Accounts payable	123,245	145,892
Accrued expenses and other current liabilities	168,618	228,745
Short-term borrowings	134,134	109,785
Current portion of long-term debt	18,147	17,103
Deferred income taxes	22,177	5,520
Total current liabilities	**466,321**	**507,045**
Long-term debt, excluding current installments	63,495	49,659
Pension liabilities	105,362	100,923
Deferred income taxes	11,277	12,380
Other liabilities	43,532	49,308
Minority interest	1,688	3,164
Total liabilities	**691,675**	**722,479**
Shareholders' equity	**683,005**	**695,257**
Total liabilities and shareholders' equity	**1,374,680**	**1,417,736**

(Annex to press information July 31, 2002)

EPCOS

Electronic Parts and Components

Net Cash Flow, 9 Months ended June 30, 2002

(unaudited) **euro in thousands**

	9 Months ended	
	Jun 30, 2002	Jun 30, 2001
Net income	**-3,987**	174,102
Depreciation and amortization	123,506	115,889
Other adjustments	-12,438	11,583
Change in net current assets	-66,139	-141,307
Net cash provided by operating activities	**40,940**	**160,266**
Net capital expenditures	-90,835	-255,131
Acquisitions	-2,927	-862
Net cash used in investing activities*	**-93,762**	**-255,993**
Net cash flow	**-52,822**	**-95,727**

* without change of financial receivables to Siemens

(Annex to press information July 31, 2002)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EPCOS AG
(Registrant)

By: ______________________
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG

Dated: August 3, 2002